UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: July 2026	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of Registrant’s name into English)

600 de Maisonneuve Boulevard West
33rd Floor
Montréal, Québec
Canada H3A 3J2
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.
Date: July 30, 2026	By:	/s/ Rob Assal
		Name:	Rob Assal
		Title:	Executive Vice-President, Chief Legal and Administrative Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	News Release